UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

|X|       Annual Report Pursuant To Section 15(d) of the
           Securities Exchange Act Of 1934

For the Fiscal Year Ended December 31, 2000

Commission file number 1-12338

J. GORDON GAINES, INC.
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

VESTA INSURANCE GROUP, INC.
3760 River Run Drive
Birmingham, Alabama 35243
(Name of Issuer of the Securities Held
Pursuant to the Plan and the Address
of its Principal Executive Office

REQUIRED INFORMATION

(a)     Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

		Page
(i)	Report of Independent Accountants	1
(ii)	Audited statements of net assets available for plan benefits as of December 31, 2000 and 1999	2
(iii)	Audited statement of changes in net assets available for plan benefits for the year ended December 31, 2000	3

(b)     Exhibits

        The following exhibit is filed herewith as a part of this annual report:

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Accountants

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                          J. GORDON GAINES, INC.
                                                                                                                          RETIREMENT SAVINGS PLAN

                                                                                                                               By:    J. Gordon Gaines, Inc.,
                                                                                                                                       Administrator of the Plan

                                                                                                                               /s/     Donald W. Thornton

                                                                                                                                       Donald W. Thornton
                                                                                                                                     Senior Vice President
                                                                                                                            General Counsel and Secretary

Date: June 28, 2001

J. Gordon Gaines, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2000 and 1999 and For the Year Ended December 31, 2000

J. Gordon Gaines, Inc. Retirement Savings Plan
Table of Contents

                                                                          Pages

Report of Independent Accountants                                           1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
       December 31, 2000 and 1999                                           2

     Statement of Changes in Net Assets Available for Plan Benefits
       For the Year Ended December 31, 2000                                 3

     Notes to Financial Statements                                        4 - 8

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes
        December 31, 2000                                                   9

     Schedule of Reportable Transactions
        For the Year Ended December 31, 2000                             10 - 11

Report of Independent Accountants

To the Administrative Committee J. Gordon Gaines, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) at December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2001

J. Gordon Gaines, Inc. Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

                                                         2000             1999

Investments at fair value:
  Vesta Insurance Group, Inc. (Vesta) common stock   $   988,197     $   474,901
  Mutual funds and trusts                              4,619,312       3,922,124
  Loans to participants                                  157,017         112,051
                                                      ----------      ----------

       Total investments                               5,764,526       4,509,076

Cash                                                       9,683           2,403
Accrued income receivable                                  5,439           3,407
Employee contributions receivable                         75,060          31,481
Employer contributions receivable                         37,264          17,393
                                                      ----------      ----------

       Total other assets                                127,446          54,684
                                                      ----------      ----------

Net assets available for plan benefits                $5,891,972      $4,563,760
                                                      ==========      ==========

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2000

Additions to net assets available for plan benefits:
   Dividend income (includes dividends from Vesta common stock
     of $9,131)                                                      $  405,359
   Interest income                                                        7,759
   Net depreciation in fair value of investments                       (167,702)
   Employee contributions                                             1,030,367
   Employer contributions                                               550,120
   Rollover contributions                                               590,150
   Other                                                                  8,506
                                                                     -----------

      Total additions                                                 2,424,559

Deductions from net assets available for plan benefits:
   Distributions to participants                                      1,092,594
   Administrative expenses                                                3,753
                                                                     -----------

      Total deductions                                                1,096,347
                                                                     -----------

      Net increase                                                    1,328,212
   Net assets available for plan benefits:
     Beginning of year                                                4,563,760
                                                                     -----------

     End of year                                                   $ 5,891,972
                                                                     ===========

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2000

1.     Summary of Significant Accounting Policies

Organization - The J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and is funded by discretionary employee and employer contributions.

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. J. Gordon Gaines, Inc. (the Company or Sponsor) is a wholly owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan provides for various investment options in a combination of stocks, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments Valuation - Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. The Merrill Lynch Retirement Preservation Trust Fund is valued at cost plus interest earned, which approximates market. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

For cash and receivables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

Loans to participants are valued at cost, which approximates fair value.

Plan Expenses - Merrill Lynch Trust Company serves as the trustee and administrator of the Plan. Administration fees paid to the trustee and all other administrative expenses are paid by the Sponsor.

Net Appreciation (Depreciation) - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Reclassifications - Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net assets available for plan benefits.

2.      Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was approved to provide retirement benefits for eligible employees of Vesta and its subsidiaries.

Participant Contributions - Effective July 1, 1998, all employees are eligible to participate in the Plan upon employment and may elect to have from 1% to 15% of their compensation deferred and contributed to the Plan. There were 575 participants as of December 31, 2000. Participants are fully vested upon their enrollment in the Plan.

Investment Options - As of December 31, 2000, participants may allocate their contributions (and the corresponding employer matching contributions), in multiples of 5%, to any of the investment funds offered by the Plan. There are a total of 36 options available to participants, which consist of investment in the Company’s common stock, thirty-one various mutual fund portfolios, one collective trust fund, and three managed investment models. Plan participants may choose to allocate plan assets in any variety of these funds.

Employer Matching Contributions – Vesta and its subsidiaries (the Employer), at its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 2000, the matching contribution was 100% of employee contributions up to 3% and 50% of employee contributions from 3% to 5% not to exceed a maximum of 4% of the employee’s compensation.

Participant Accounts - Each participant’s account is credited with the Employer’s corresponding matching contribution and an allocable share of investment earnings or loss. Allocations are based on contribution rates specified in the Plan and the time-weighted value of account balances. Participants are entitled to the benefits that can be provided from the distributable value of their participant accounts.

Vesting - The Plan was amended on January 1, 1999 to provide for 100% immediate vesting of Employer contributions for all participants and all future plan participants. Participant contributions and income thereon are fully vested at all times.

Forfeitures - At December 31, 2000, forfeited nonvested amounts totaled approximately $80,800. These amounts, which relate to nonvested participant accounts prior to January 1, 1999, will be reallocated to participants in the same manner as employee contributions.

Loans - Participants are able to borrow up to the lesser of one half of their account balances or $50,000 minus the highest outstanding loan balance from the Plan during the past year in accordance with the plan provisions. Only one loan outstanding is allowed. Repayment periods do not exceed five years unless the loan proceeds are used to purchase a home. The interest rates on the loans are at least equal to the prime rate as published in the Wall Street Journal at the time of application or some higher rate that reflects current commercial lending rates as determined by the plan administrator. Repayments are made in equal installments collected through payroll deductions. Loans are valued at cost, which approximates fair value.

Withdrawal Provisions - Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and extreme financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion will be taxable and may not be repaid to the Plan. Such a withdrawal would require the participant to cease making contributions to the Plan for a period of at least twelve months following the receipt of the hardship withdrawal.

Benefit Payments - Participants are eligible for benefit payments upon reaching age sixty-five (65). The Plan also provides for distributions to participants, or their beneficiaries, upon death, disability, early retirement at or after age fifty-five with seven years of service, and termination of employment. Participants may choose to have benefits paid directly to them or to another qualified retirement plan or individual retirement arrangement on their behalf. Benefits are recorded when paid.

Priorities Upon Termination - Upon termination of the Plan, all participants’ funds shall become fully vested. The trust will continue until the plan benefits of each participant has been distributed.

3.     Income Tax Status

The Plan is exempt from federal income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.     Investments

        The investments of the Plan as of December 31, 2000 and 1999 are summarized as follows:

                                                      2000                            1999
                                         ------------------------------ -------------------------------
                                             Market           Cost           Market           Cost
                                         --------------  -------------- --------------- ---------------

Vesta Insurance Group, Inc. common stock   $   988,197     $ 1,373,199     $   474,901     $ 1,069,029
Mutual funds                                 3,898,965       4,007,838       3,461,086       3,216,619
Collective trust fund                          720,347         720,347         461,038         461,038
Loans to participants                          157,017         157,017         112,051         112,051
                                         --------------  -------------- --------------- ---------------
                                           $ 5,764,526     $ 6,258,401      $4,509,076     $ 4,858,737
                                         ==============  ============== =============== ===============

The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                                                     2000              1999

Vesta Insurance Group, Inc.                                      $   988,197       $   474,901
Merrill Lynch Retirement Preservation Trust Fund                 $   720,347       $   461,038
Merrill Lynch Corporate Bond Fund (Intermediate Term Portfolio)                    $   236,217
Davis New York Venture Fund                                      $ 1,770,135       $ 1,724,812
Merrill Lynch Global Allocation Fund                             $   671,375       $   600,977
Merrill Lynch S&P 500 Index Fund                                 $   585,359       $   357,471

During 2000, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated/(depreciated) in value by $(167,702) as follows:

Vesta common stock                             $  209,146
Mutual funds and trust fund                      (376,848)
                                          ----------------
                                               $ (167,702)
                                          ================

5.     Related Party Transactions

The Sponsor pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees. During 2000, the Plan acquired and sold Vesta common stock as follows:

                                                              Selling
                                                               Price/
                              Shares           Cost          Fair Value
                           -----------    -------------     -------------

Acquired                       99,869        $ 505,235         $ 505,235
Sold                           27,205          201,085           132,239
                          ------------    -------------      ------------

                               72,664        $ 304,150         $ 372,996
                          ============    =============      ============

6.     Comparison of Financial Statements to Form 5500

Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to the accruals reflected in the financial statements.

Supplemental Schedules

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes

December 31, 2000

                                           c. Description of Investment Including
     b. Identity of Issuer, Borrower,         Maturity Date, Rate of Interest,                        e.Current
a.      Lessor, or Similar Party              Collateral, Par or Maturity Value       d.Cost            Value
------------------------------------------ ------------------------------------------ --------------- ---------------
 *   Vesta Insurance Group, Inc               Common Stock                                $1,373,179     $ 988,197
 *   Merrill Lynch Retirement Preservation
        Trust Fund                            Collective Trust                               720,347         720,347
 *   Merrill Lynch S&P 500 Index Fund         Mutual Fund                                    617,551         585,359
     GAM International Fund                   Mutual Fund                                     77,168          60,354
     PIMCO Small Cap Value Fund               Mutual Fund                                     91,563         104,102
     Davis New York Venture Fund              Mutual Fund                                  1,649,463       1,770,135
 *   Merrill Lynch Basic Value Fund           Mutual Fund                                    131,277         116,087
 *   Merrill Lynch Corporate Bond Fund
         (High Income Portfolio)              Mutual Fund                                    104,865          86,955
 *   Merrill Lynch Corporate Bond Fund
         (Intermediate Term Portfolio)        Mutual Fund                                    256,334         252,840
 *   Merrill Lynch Global Allocation Fund     Mutual Fund                                    722,583         671,375
     Morgan Stanley U.S. Real Estate Fund     Mutual Fund                                      2,229           2,281
     GAM Global Fund                          Mutual Fund                                      1,289           1,213
     Davis Convertible Securities Fund        Mutual Fund                                      1,117           1,038
     MFS Total Return Fund                    Mutual Fund                                     21,500          21,880
     Davis Real Estate Fund                   Mutual Fund                                        725             748
     Alger MidCap Growth Portfolio Fund       Mutual Fund                                     33,467          28,632
     John Hancock Financial Industries Fund   Mutual Fund                                      8,187           8,429
     Van Kampen Focus Equity Fund             Mutual Fund                                     17,682          14,544
     Seligman Henderson Global
        Technology Fund                       Mutual Fund                                    113,970          70,918
 *   Merrill Lynch Pacific Fund               Mutual Fund                                      5,743           4,285
     Van Kampen Latin America Fund            Mutual Fund                                      5,824           5,814
     Oppenheimer Developing Markets Fund      Mutual Fund                                      8,228           6,969
     Oppenheimer International Bond Fund      Mutual Fund                                        810             826
     Seligman Communication and
        Information Fund                      Mutual Fund                                     57,552          35,670
     Alliance Worldwide Privatization Fund    Mutual Fund                                         18              13
     AIM Constellation Fund                   Mutual Fund                                     14,992          10,807
     Alliance New Europe Fund                 Mutual Fund                                      3,111           2,927
     AIM Global Telecommunications Fund       Mutual Fund                                     54,540          29,712
     ING Pilgrim Small Cap Growth Fund        Mutual Fund                                      6,070           5,052
 *   Loans to participants                    Loans, interest rates range from
                                                 8.75% to 10.5%                              157,017         157,017
                                                                                        -------------   -------------

                                                                                          $6,258,401     $ 5,764,526
                                                                                        =============   =============

 *   Party-in-interest to the Plan.

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2000

I.     Single transactions exceeding 5% of assets.

NONE

II.     Series of transactions involving property other than securities.

NONE

III.     Series of transactions of same issue exceeding 5% of assets.

Schedule Attached

IV.     Transactions in conjunction with same person involved in reportable single transactions.

NONE

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2000

No schedule of reportable transactions would be prepared as investments are participant-directed. Only nonparticipant-directed transactions are required to be reported.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-8114) of Vesta Insurance Group, Inc. of our report dated June 22, 2001 related to the financial statements and supplemental schedules of J. Gordon Gaines, Inc. Retirement Savings Plan, which appear in this Form 11-K.

                                                                                                                               /s/     PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 27, 2001